Epi One, Inc.
Annual Income Statement
For the period ending December 31, 2025 and 2024
Prepared in accordance with U.S. GAAP

Year	2025 ($)	2024 ($)
Revenues		
Interest Income	1.09	7.07
Other Income	2,800.00	5,189.66
Total Revenues	**2,801.09**	**5,196.73**
Operating Expenses		
Research & Development	138,854.23	107,324.40
General and Administrative	890,321	867,585.07
Total Operating Expenses	**1,029,175.23**	**974,909.47**
Operating Income (LOSS)		
Operating Income (Loss)	-1,026,374.14	-969,712.74
Other Income (EXPENSE)		
Other Income / Expense	—	—
Net Income (LOSS)		
Net Income (Loss)	**-1,026,374.14**	**-969,712.74**